
04024072


PROKOM
SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 628 6677

date: 2 Apr 2004   *pages:*   1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 5.1.7 and 5.1.21 of the Decree of the Ministries Committee, dated 16ᵗʰ October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **SALE OF THE COMPANY'S SHARES**

The Management Board of Prokom Software SA informs, that:

the Company received information, that on March 30ᵗʰ, 2004 Prokom Investments SA dependent on Mr Ryszard Krauze – President of the Management Board of Prokom Software SA, had sold 138,000 ordinary bearer shares of Prokom Software SA - at the unit price of PLN 209.00 per share.

As the result of this transaction Mr Ryszard Krauze, along with Prokom Investments SA, represent together 3,511,087 shares of Prokom Software SA, which constitute 25.40% of share capital as well as 3,991,567 votes, which entitle to 27.40% votes at the General Shareholders' Meeting of Prokom Software SA.

Before the transaction Mr Krauze and Prokom Investments SA owned 3,649,087 Prokom Software SA's shares which gave 26.40% of share capital and 4.129.567 votes which constituted 28.35% of votes at the General Shareholders' Meeting.

2 Apr, 2004   Krzysztof Wilski
                              Vice President of the Management Board